UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission --”CNV”), dated March 16, 2017

NORTEL INVERSORA S.A.

_______________________________________________________________

Buenos Aires, March 16, 2017

Mr. President of the

Comisión Nacional de Valores

(“CNV” or National Securities Commission)

Marcos Ayerra

S / D

Ref: Call to Annual and Extraordinary General

Stockholders’ Meeting on April 27, 2017

Dear Sir:

As attoney-in-fact of Nortel Inversora S.A., I hereby notify you that today, March 16th 2017, Nortel’s Board of Directors resolved to call its stockholders to the Annual and Extraordinary General Stockholders’ Meeting, on first call, to be held on April 27, 2017, at 3 pm, for purposes of considering the documentation corresponding to the fiscal year ended on December 31, 2016.

We will timely submit the documentation required by Section 4, Chapter II, Title II of the Rules of the CNV (N.T.2013).

Without further ado, I take this opportunity to greet you sincerely.

María de los Ángeles Blanco Salgado

Attorney-in-fact

Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 16, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations